Exhibit 99.1

Virtual Conference Marks Launch of Mood Ring™ Cannabis Products in British Columbia

The latest brand from Neptune Wellness Solutions, Mood Ring™ offers high-quality, affordable and environmentally friendly recreational cannabis to Canadians

LAVAL, QC, Dec. 14, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, has announced Mood Ring™ recreational cannabis products will be available for purchase — for the first time — this week in British Columbia.

The Company marked Mood Ring's official entrance into the Canadian market with a virtual conference involving journalists from various media outlets, and key Neptune executives.

"This is a landmark moment for Neptune as we embark on widespread distribution through-out the Canadian market," said Michael Cammarata, Neptune's Chief Executive Office and President. "The Company's mission is to become the brand leader in cannabis and we have established a KPI program that we believe will deliver new and innovative SKUs for the next five successive quarters.

"We believe cannabinoids are poised to be the next super-ingredient. We are standing on the edge of a plant-based transformation, driven as a result of changing consumer demand. Neptune intends to bring the benefits of cannabis to the world to harness its wide range of benefits across wellness, beauty, household products, among other uses."

Developed and manufactured at the Company's purpose-built facility in Sherbrooke, Quebec, Mood Ring™ is the next-generation of cannabis products, including High CBD Oil, High CBD Capsules, Classic Hashish and Legacy Hashish. The latter two products are comprised of extracted cannabis trichomes and use Neptune's newly implemented and proprietary solventless extraction for THC concentrates.

From this week, the products will be available for purchase through the BC Cannabis Stores online and subsequently the brick-and-mortar locations. Additionally, the Mood Ring™ product line will be available to the 299 private licensed retailers in British Columbia.

In Canada, Neptune anticipates further purchase orders imminently, following the signing of a supply agreement with Ontario Cannabis Store (OCS), the wholesaler and sole online retailer for recreational cannabis in Ontario for the sale and distribution of Mood Ring™. The Company is now working with additional provincial boards to register products and increase the distribution capabilities for Mood Ring™.

"Canadian customers will soon learn Mood Ring™ isn't only about Hashish, Oil and Capsules. We are aggressively pursuing the development and manufacturing of many new cannabis product lines that continue to meet our commitment to reaching a certain bar - that is, high quality, affordable and environmentally friendly products," said Greg Herle, Neptune's National Sales Director

The potential retail footprint of Mood Ring™ is at least 584 retail stores, the Company said. For more information about Mood Ring™ visit https://www.moodring.com/.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits by creating and distributing environmentally friendly, ethical, and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier, and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify innovation opportunities, Neptune quickly adapts to consumer preferences and demand and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer-focused solutions. For additional information, please visit: https://neptunecorp.com/.

FORWARD LOOKING STATEMENTS:

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements'' within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans'' to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Related Links:
www.neptunecorp.com
www.moodring.com

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Media Inquiries: Marigold Marketing & PR, Danielle McKay at danielle@marigoldpr.com or 9058087230

CO: Neptune Wellness Solutions Inc.

CNW 16:43e 14-DEC-20